

August 23, 2013

Via E-Mail
Mr. David Goodin
Chief Executive Officer
MDU Resources Group, Inc.
1200 West Century Avenue
P.O. Box 5650
Bismarck, ND   58506-5650

> **Re:**   **MDU Resources Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Response dated August 6, 2013**
> **File No. 001-03480**

Dear Mr. Goodin:

We have reviewed your filing and response and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Goodwill, page 69

We have reviewed your analysis of whether the components have similar economic characteristics to aggregate each of your reporting units. Please provide the following for the natural gas distribution, construction materials and contracting and construction services reporting units:

- the level of variation between the products and services offered by each of the component businesses within each reporting units. As an example, for the construction services reporting unit, please describe in more detail the electrical construction services provided by the 17 components and specifically identify the related products and services provided by the components;
- additional information as to the manner in which you operate each component business and the nature of the resources and services shared amongst the component businesses related to operational management, equipment and intellectual resources. For the natural gas distribution reporting unit, please ensure your response addresses how engineering and procurement are shared across the various components, and specifically address how gas supply services and the customer service center(s) are shared;
- contrast the shared activities discussed in response to the bullet above with the types of activities that are not shared among the components of each reporting unit;
- explain which of the qualitative factors you weighted most heavily in your analysis to conclude that the components should be aggregated; and
- the financial information regularly reviewed by segment management to assess performance for the year ended December 31, 2012.

Additionally for construction materials and contracting and construction services reporting units, please provide the following:

- the five year average gross margins for each of the components;
- the amount of goodwill recorded at each of the components;
- for both the energy services component in the construction and materials reporting unit and for the component in the construction services reporting unit not included in your five year average gross margin analysis, please quantify the amount of revenue from internal sales compared to external sales for each of the past five years.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining